FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 10, 2006 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: February 10, 2006	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

Item 1

ASE TEST LIMITED	February 9, 2006

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel: +886-2-8780-5489	email:	freddie_liu@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited Fourth Quarter and Full
Year Results for the Period Ended December 31, 2005

Taipei, Taiwan, February 9, 2006 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101) (“We” or “the Company”), the world’s largest independent provider of semiconductor testing services, today announced its fourth quarter diluted earnings of $0.26 per share under accounting principles generally accepted in the United States of America (US GAAP), compared with a diluted loss of $0.41 per share in the same period last year (4Q04) and diluted earnings of $0.14 per share in the third quarter of 2005 (3Q05). Under generally accepted accounting principles in the Republic of China (ROC GAAP), ASE Test Limited reported fourth quarter diluted earnings of $0.33 per share, compared with a diluted loss of $0.27 per share in 4Q04 and diluted earnings of $0.12 per share in 3Q05. The Company’s fourth quarter net income totaled $25.8 million under US GAAP and $33.0 million under ROC GAAP1.

In 2005, ASE Test Limited reported diluted loss of $0.35 per share, down from diluted earnings of $0.18 per share in year 2004 under US GAAP. Under ROC GAAP, the company reported diluted loss of $0.35 per share, down from diluted earnings of $0.25 per share in year 2004. The Company’s net loss in 2005 amounted to $35.4 million under US GAAP and $35.5 million under ROC GAAP.

RESULTS OF OPERATIONS 2

Revenues

Net revenues for the fourth quarter of 2005 totaled $124.6 million, up 19% from 4Q04 and up 15% from 3Q05. As a percentage of the Company’s net revenues, testing revenues accounted for 84%

[1] Unless otherwise stated, all financial information presented in this press release is unaudited, consolidated, prepared in accordance with ROC GAAP and denominated in US dollars. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

2 In September 2005, the Company disposed of its camera module assembly operations in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statements of income. The consolidated financial information presented herein represents the results of continuing operations only.

and IC packaging revenues accounted for 16% for this quarter. In the previous quarter, revenue contribution from testing and IC packaging operations were 82% and 18%, respectively.

The Company’s top customers in 4Q05 included (in alphabetical order) Altera Corporation, ATI Technologies, Atmel Corporation, Cambridge Silicon Radio, Infineon Technologies AG, Legerity, Microsoft, NVIDIA, Qualcomm and VIA Technologies. Revenues from the Company’s top five customers accounted for 32% of total revenues in 4Q05, and no customer accounted for over 10% of total revenues. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 26% of total revenues in 4Q05, unchanged from 3Q05.

The following is the Company’s estimated end-market composition of revenues:

	4Q04	3Q05	4Q05
Communications	47%	41%	40%
Computers	29%	31%	28%
Consumer	18%	23%	27%
Industrial	2%	2%	2%
Other	4%	3%	3%

Expenses

Cost of revenues (COR) in 4Q05 totaled $76.4 million, down 13% from 4Q04 and down 5% from 3Q05. Depreciation and amortization expenses of $31.6 million represented 25% of revenues in 4Q05, compared with $36.1 million (34% of revenues) in 4Q04 and $34.6 million (32% of revenues) in 3Q05. Decrease in depreciation expense was primarily due to minimum capital expenditures incurred and aging of our fixed assets. Equipment rental expenses of $9.5 million represented 8% of revenues in 4Q05, compared with $11.4 million (11% of revenues) in 4Q04 and $9.2 million (8% of revenues) in 3Q05.

Gross margin for the quarter was 39%, up from 16% in the year-ago period and up from 26% in the previous quarter. The sequential increase in gross margin was primarily due to increased revenues, decreased depreciation and labor costs and favorable product mix changes. Gross margin for IC testing was 44%, compared with 20% in 4Q04 and 31% in 3Q05. Gross margin for IC packaging was 8% in 4Q05, compared with negative 4% in 4Q04 and positive 2% in 3Q05.

Operating expenses (R&D and SG&A expenses) in 4Q05 totaled $18.5 million, down 2% from 4Q04 and up 4% from 3Q05. As a percentage of total revenues, operating expenses represented 15% of total revenues in 4Q05, down from 18% in the 4Q04 and down from 16% in 3Q05. Operating margin for the quarter was 24%, up from negative 2% in 4Q04 and up from 9% in 3Q05.

Net non-operating loss totaled $3.8 million in 4Q05, compared with net non-operating loss of $29.5 million in 4Q04 and net non-operating income of $0.1 million in 3Q05. Net interest expense totaled $2.7 million in 4Q05, up from $2.0 million in 4Q04 and down from $3.1 million in 3Q05. Investment income, primarily attributed to the Company’s equity ownership in affiliated companies, totaled $2.9 million in 4Q05, compared with investment income of $0.4 million in 4Q04 and $2.5 million in 3Q05. The sequential increase in investment income mostly came from ASE Korea’s increased earnings as a result of its revenue growth.

Company-wide headcount at the end of 4Q05 was about 5,630, down from 7,200 employees at the end of 3Q05, due to the transfer of the Company’s camera module assembly operations to Flextronics in early October.

Earnings

Net income under US GAAP was $25.8 million in 4Q05, compared with net loss of $40.8 million in 4Q04 and net income of $13.6 million in 3Q05. Net income under ROC GAAP in 4Q05 was $33.0 million, versus net loss of $26.8 million in 4Q04 and net income of $11.9 million in 3Q05. The ROC GAAP to US GAAP reconciliation in 4Q05 was primarily attributed to the adjustment of compensation expense associated with ASE Inc. stock options granted to the Company’s employees by the parent company.

Diluted earnings per share in 4Q05 under US GAAP were $0.26, compared with a diluted loss per share of $0.41 in 4Q04 and diluted earnings per share of $0.14 in 3Q05. Diluted earnings per share under ROC GAAP were $0.33, compared with a diluted loss per share of $0.27 in 4Q04 and diluted earnings per share of $0.12 in 3Q05.

BUSINESS REVIEW

Testing Business

Testing revenues for the quarter were $105.0 million, up 20% from 4Q04 and up 18% from 3Q05. Testing revenue breakdown by type of testing service is shown in the table below.

Testing Service	4Q04	3Q05	4Q05
Final Test	64%	71%	70%
Wafer Sort	31%	25%	26%
Engineering Test	5%	4%	4%
Total Test	100%	100%	100%

Gross margin for the testing operations in 4Q05 was 44%, up from 20% in 4Q04 and up from 31% in 3Q05. The sequential increase in gross margin was primarily due to increased revenues, decreased depreciation and rental expenses and favorable product mix changes. Depreciation, amortization and rental expenses for our testing operations decreased to $37.4 million from $40.1 million in the previous quarter.

The Company spent $12.3 million on testing equipment in 4Q05. A total of 16 testers were acquired through purchases, leases and consignment, and 50 testers were disposed of. At the end of the period, the Company had a total of 787 testers, of which 616 testers were owned or leased and the rest were consigned.

IC Packaging Business

IC packaging revenues for the quarter were $19.7 million, up 12% from 4Q04 and up 3% from 3Q05. IC packaging volume in total pin count increased by a low-single-digit percentage sequentially and average selling price remained flat sequentially. IC packaging revenue breakdown by package type is as follows:

Package Type	4Q04	3Q05	4Q05
Substrate & Advanced Leadframe Packages	67%	68%	72%
Traditional Leadframe Packages	33%	32%	28%
Total Assembly	100%	100%	100%

Gross margin for packaging in 4Q05 was 8%, up from negative 4% in 4Q04 and up from 2% in 3Q05. Thirty one sets of wirebonders were transferred Flextronics along with the transfer of the business. We continue to streamline the packaging operations and bring down the break even revenues. As of the end of the quarter, the Company operated a total of 404 wirebonders.

Module Assembly Business (Discontinuing Operations)

The Company sold its camera module assembly operations in Penang, Malaysia to Flextronics in early October 2005 for $18.7 million, which covers the book value of the equipment and inventory transferred to Flextronics, plus an acquisition premium that reflects certain intangibles. As a result, the Company reclassified the segment of camera module assembly as a discontinued operation.

Summarized below are the operating results of the discontinued segment for Q405, Q404 and Q305.

(Unit: USD Million)	4Q04	3Q05	4Q05

Net revenues	42.6	16.3	-
Gross Profit	3.6	2.0	-
Net Income from discontinued operations	2.2	1.3	6.9

BALANCE SHEET

At the end of the quarter, the Company had $138.2 million in cash and short-term investments, an increase of $38.4 million compared with 3Q05. Total unused credit lines amounted to $201.7 million. Total debt was $295.0 million, comprised of $49.7 million of current portion of long term debt and $245.3 million of long-term debt. Total bank debt was reduced by $41.6 million during the quarter. Current ratio improved from 1.57 in 3Q05 to 2.23, and leverage ratio also improved from 0.90 in 3Q05 to 0.71. The Company’s debt maturity, as of the end of 4Q05, was as follows:

Amount ($ million)
Within the first year	49.7
During the second year	107.8
During the third year	68.7
During the fourth year	36.9
During the fifth year and thereafter	31.9

EBITDA generated during the quarter amounted to $68 million, compared with $51 million in 3Q05.

CAPITAL EXPENDITURES

In 4Q05, the Company spent $13 million on equipment, most of which was for testing equipment. In 2005, the Company spent $40 million on equipment.

2005 FULL-YEAR RESULTS OF OPERATIONS

Revenues

The Company’s full year revenues totaled $420.9 million, a decrease of 2% from $427.8 million in 2004. As a percentage of the company’s net revenues, testing revenues accounted for 82% and IC packaging revenues accounted for 18% during the year. No customer accounted for over 10% of revenues.

Expenses

Cost of revenues in 2005 totaled $330.8 million, down 3% from 2004, with a majority of the decrease from depreciation, factory supplies and labor costs and partially offset by an increase of rental expense. Full year gross margin was 21%, up 3% from 2004.

Operating expenses in 2005 totaled $76.1 million, down 1% from 2004. Operating margin was 3% in 2005, up from 2% in 2004.

Net non-operating loss totaled $57.8 million, compared with non-operating loss of $23.0 million in 2004. The increase in non-operating loss was primarily due to fire losses of $51 million and an increase in net interest expense of $5 million, partially offset by the one-time impairment loss of $26.5 million recorded in 4Q04.

Earnings

Net loss under US GAAP was $35.4 million in 2005, compared with a net income of $17.9 million in 2004. The net loss under ROC GAAP was $35.5 million, versus a net income of $25.1 million in 2004.

Diluted EPS in 2005 under US GAAP was a diluted loss of $0.35, versus diluted earnings of $0.18 in 2004. Diluted EPS under ROC GAAP amounted to a loss of $0.35, compared with diluted earnings of $0.25 in 2004.

CAPITAL EXPENDITURE

In 2005, the Company spent $40 million on equipment, including $38.5 million on test equipment, $1.7 million on IC packaging equipment. At the end of the year, the Company had a total of 787 testers and 404 wirebonders.

BUSINESS OUTLOOK

The Company currently expects its total net revenues in the first quarter of 2006 to decline by a mid-single digit percentage sequentially. Both packaging and testing revenues are expected to decline by the same magnitude.

Assuming the above revenue changes, the Company expects its gross margin in 1Q06 decline to a low-thirties percentage due to lower revenues.

Given the current forecast, the Company plans to spend around $50 million on the purchase or lease of additional testing equipment for the year of 2006. This level of spending will be adjusted based on actual business conditions.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Dec. 31, 2004	For the Three Months Ended Sep. 30, 2005	For the Three Months Ended Dec. 31, 2005

ROC GAAP:
Net revenues	104,794	108,251	124,641
Cost of revenues	88,149	80,533	76,448

Gross profit	16,645	27,718	48,193
Operating expense
R&D	5,395	6,152	7,166
SG&A	13,508	11,595	11,332

Subtotal	18,903	17,747	18,498

Operating income (loss)	(2,258)	9,971	29,695
Non-operating expense (income)
Interest income	(132)	(378)	(822)
Interest expense	2,127	3,446	3,498
Impairment loss	26,500	-	-
Loss on fire damage	-	382	642
Others	1,039	(3,588)	483

Subtotal	29,534	(138)	3,801

Income/ (loss) before tax	(31,792)	10,109	25,894
Income tax benefit	2,793	467	163

Net income/ (loss) from continuing operation	(28,999)	10,576	26,057
Income from discontinued operation	2,243	1,314	6,910

Net income/ (loss) (ROC GAAP)	(26,756)	11,890	32,967

Net income/ (loss) (US GAAP)	(40,780)	13,629	25,762

Diluted EPS (ROC GAAP)	(0.27)	0.12	0.33
Diluted EPS (US GAAP)	(0.41)	0.14	0.26

Margin Analysis:
Gross margin	15.9%	25.6%	38.7%
Operating margin	-2.2%	9.2%	23.8%
Net margin (ROC GAAP)	-25.5%	11.0%	26.4%
Net margin (US GAAP)	-38.9%	12.6%	20.7%

Additional Data:
Testing revenues	87,272	89,231	104,970
IC packaging revenues	17,522	19,020	19,671

Shares outstanding	100,059,031	100,059,031	100,059,031
Shares used in diluted EPS calculation	100,059,031	100,105,018	100,085,102

	For the Year Ended Dec. 31, 2004	For the Year Ended Dec. 31, 2005

ROC GAAP:
Net revenues	427,763	420,929
Cost of revenues	340,663	330,786

Gross profit	87,100	90,143
Operating expense
R&D	23,223	24,993
SG&A	53,867	51,126

Subtotal	77,090	76,119

Operating income	10,010	14,024
Non-operating expense (income)
Interest income	(578)	(1,599)
Interest expense	6,765	12,745
Impairment loss	26,500	-
Loss on fire damage	-	51,224
Others	(9,639)	(4,560)

Subtotal	(23,048)	57,810

Loss before tax	(13,038)	(43,786)
Income tax benefit (expense)	21,209	(2,537)

Net income/ (loss) from continuing operation	8,171	(46,323)
Income from discontinued operation	16,968	10,839

Net income/(loss) (ROC GAAP)	25,139	(35,484)

Net income/(loss) (US GAAP)	17,890	(35,446)

Diluted EPS (ROC GAAP)	0.25	(0.35)
Diluted EPS (US GAAP)	0.18	(0.35)

Margin Analysis:
Gross margin	20.4%	21.4%
Operating margin	2.3%	3.3%
Net margin (ROC GAAP)	5.9%	-8.4%
Net margin (US GAAP)	4.2%	-8.4%

Additional Data:
Testing revenue	343,116	346,638
IC packaging revenues	84,647	74,291

Shares outstanding	100,059,031	100,059,031
Shares used in diluted EPS calculation	100,111,113	100,059,031

ASE Test Limited
Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Year Ended Dec. 31, 2004	For the Year Ended Dec. 31, 2005

Cash Flows From Operating Activities
Net income (loss)	25,139	(35,484)
Adjustments
Depreciation and amortization	164,908	154,302
Provision for doubtful accounts and sales discounts	2,491	1,422
Investment income under equity method	(9,844)	(6,637)
Impairment loss	26,500	-
Loss on fire damage	-	42,455
Other	(19,868)	12,142
Changes in operating assets and liabilities	(35,614)	20,341

Net Cash Provided by Operating Activities	153,712	188,541

Cash Flows From Investing Activities
Acquisition of properties	(228,610)	(63,874)
Proceeds from sale of properties	28,671	51,571
Acquisition of intangible assets	-	(619)
Decrease (increase) in short-term investments	(14,000)	20,445
Increase in long-term investments	(19,613)	-
Increase in other assets	(20,069)	(7,824)

Net Cash Used in Investing Activities	(253,621)	(301)

Cash Flows From Financing Activities
Proceeds from issuance of shares	5,488	-
Increase (decrease) in short-term borrowings	28,628	(64,264)
Proceeds from long-term debts	121,511	138,113
Repayments of long-term debts	(86,252)	(162,693)

Net Cash Provided by/(Used) in Financing Activities	69,375	(88,844)

Effect of translation on cash and cash equivalent	(926)	(674)

Net Increase (decrease) in Cash and Cash Equivalents	(31,460)	98,722
Cash and Cash Equivalents, Beginning of Period	70,949	39,489

Cash and Cash Equivalents, End of Period	39,489	138,211

Interest paid	6,795	13,145

Income tax paid	243	219

Cash paid for acquisitions of properties
Purchase price	210,656	50,687
Decrease in payable	17,954	15,999
Assets exchange	-	(2,812)

	228,610	63,874

ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Sep. 30, 2005	Dec. 31, 2005

Cash and cash equivalents	89,738	138,211
Short-term investments	10,116	-
Accounts receivable-net	102,267	92,690
Inventories	25,118	21,239
Other current assets	45,506	33,348

Total current assets	272,745	285,488

Long-term investments	137,321	140,225
Fixed assets-net	476,664	430,079
Intangible assets	23,980	22,719
Other assets	62,744	61,828

Total assets	973,454	940,339

Short-term borrowings	12,995	-
Accounts payable	42,349	20,950
Payable for fixed assets	15,523	10,737
Current portion of LT debt	54,473	49,743
Other current liabilities	47,940	46,789

Total current liabilities	173,280	128,219

Long-term debt	269,089	245,303
Other liabilities	8,471	8,612

Total liabilities	450,840	382,134
Shareholders’ equity	522,614	558,205

Total liabilities & shareholders’ equity	973,454	940,339

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and packaging services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the People’s Republic of China; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.